VIA EDGAR

Mr. Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, DC 20549
June 24, 2016

Re:          TripBorn, Inc.
Registration Statement on Form S-1
Filed April 18, 2016
File No. 333-210821

Dear Mr. Dobbie:

On behalf of TripBorn, Inc., a Delaware Corporation, please find below our response to your comment letter dated May 13, 2016. In this letter, references to “we,” “ours,” “us” and the “Company” refer to TripBorn, Inc. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form S-1.

The numbered paragraphs below set forth the staff’s comments together with our response. For your convenience, we have repeated each of the staff’s comments in italics immediately above our responses to each corresponding comment.

Registration Statement on Form S-1, File No. 333-210821

General

1.          Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

At this time we have not, nor have we authorized anyone to present any written communications as defined in Rule 405 in reliance on Section 5(d) of the Securities Act to a potential investor. If we later present or authorize others to present such written communications in reliance with Section 5(d), we will provide the staff with copies of such written communications.

2.          We note the disclosure on the prospectus cover page that the selling stockholders may sell at prices ranging from $0.15 to $0.30 until such time as your shares are quoted on the OTC Bulletin Board. We also note that the disclosure on page 35 that the selling stockholders may sell some or all of their shares at a fixed price of $0.20 - $0.30 per share. Please reconcile the inconsistent price range information throughout the prospectus. Please also explain the reference to “a fixed price” of $.20 and $.30 per share, which appears to be inconsistent with the reference on the cover page to selling at a range of prices.

Response:

We will revise the prospectus to provide that the selling stockholders may sell their shares at prices ranging from $0.20-$0.30 per share and will remove the reference to a fixed price.

Prospectus Summary, page 1

3.          Please disclose here that your shareholders may be subject to Indian taxes on income arising through the sale of common stock of the company.

Response:

We will revise the prospectus summary as follows: “As described more fully in the section entitled, “Risk Factors,” if the Indian tax authorities determine that our common stock derives its value substantially from assets located in India and the provisions of any relevant double tax avoidance treaty are deemed to be inapplicable in this context, you may be subject to Indian income taxes on the income arising, directly or indirectly, through the sale of our common stock.”

4.          Please disclose here the percentage of your shares that Mr. Sharma and Mr. Mandloi currently own and the percentage they will own if they sell all of the shares they are offering.

Response:

We will revise the prospectus summary to include the following disclosure: “Deepak Sharma and Sachin Mandloi each beneficially own 46.5% of our common stock outstanding, or a collective total of 93% of our common stock outstanding. If the selling stockholders sell all of the shares offered by this prospectus, Mr. Sharma and Mr. Mandloi each will beneficially own 39.5% of our common stock outstanding, or a collective total of 79% of our common stock outstanding.”

Distribution and Intellectual Property, page 1

5.          We note your disclosure on page 1 that pursuant to an agreement with Arna Global LLC you succeeded to the ownership and development rights of Travelcord under a Software Development Agreement with Takniki Communications.  In an appropriate section of your prospectus, please disclose the material terms of your agreements with Takniki Communications and Arna Global, LLC.  In addition, please disclose here, if true, that Arna Global LLC is wholly-owned by Mr. Sharma.

Response:

We will revise this section to indicate that Arna Global LLC is wholly-owned by Mr. Sharma. In addition, we will add the following description of the material terms of our agreements with Takniki Communications and Arna Global LLC under the heading “Intellectual Property” in the “Business” section of the prospectus:

“We manage our online travel agency business through Travelcord, our proprietary internet-based online transaction platform. Under a Software Agreement with our affiliate, Arna Global, LLC, dated December 16, 2015 (the “Software Agreement”), we acquired Arna’s ownership and development rights with respect to Travelcord, which rights Arna acquired under a Software Development Agreement, dated January 26, 2015 with Takniki Communications (the “Software Development Agreement”), which is owned by our director, Sachin Mandloi. Under this Software Development Agreement, Takniki Communications agreed to develop Travelcord and provide support for a maximum fee of $906,000. In turn, Arna licensed Travelcord to Sunalpha under a Software Licensing Agreement dated April 1, 2015 (the “Software Licensing Agreement”). Following our acquisition of Sunalpha, Arna assigned its ownership rights in Travelcord under the Software Development Agreement to us pursuant to the Software Agreement dated December 16, 2015. Under the Software Agreement, Arna also transferred its right to license the software to Sunalpha under the Software Licensing Agreement. As a result of these transactions, we agreed to pay Arna $956,000 for Travelcord, which we provided in the form of a convertible promissory note. By virtue of a letter agreement, we license Travelcord to our operating subsidiary, Sunalpha as licensor under the Software Licensing Agreement. Sunalpha has agreed to pay us a one-time implementation and customization user fee of $956,000 and a fee of $215,000 for each five-year term under the Software Licensing Agreement.

We rely on confidentiality and non-compete agreements and provisions to protect our intellectual property rights. We have applied for trademark registration in India for our name, TripBorn.”

Risks Associated with Our Business, page 1

6.          We note your disclosure that you need additional financing for your business operations.  Please provide an estimate, if possible, of the additional funds you require.

Response:

We will revise this disclosure as follows: “We estimate that we will require approximately $1,700,000 and $5,800,000 in the next 12 and 24 months respectively, to continue and grow our business; if we are unable to obtain additional financing, our business operations may be harmed or discontinued, and if we do obtain additional financing our stockholders may suffer substantial dilution.”

Risk Factors, page 4

7.          Please add a risk factor that addresses the risks associated with the enforcement of civil liabilities, as your directors and executive officers reside outside of the United States, your assets are located outside of the United States and your revenues are derived from sources outside of the United States.

Response:

We will add the following risk factor to the prospectus: “Substantially all of our assets are located outside of the United States and substantially all of our revenue is derived outside of the United States. In addition, our director, Sachin Mandloi resides in India and our executive officer and director, Deepak Sharma spends a significant amount of time in India. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It is uncertain whether the courts of the India would recognize or enforce judgments of United States or state courts against us or such persons predicated upon the civil liability provisions of the laws of the United States or any state. In addition, there is uncertainty as to whether such Indian courts would be competent to hear original actions brought in India against us or such persons predicated upon the laws of the United States or any state.”

Risks Related to Our Business, page 4

The requirements of being a public company, page 4

8.          We note your disclosure that compliance with the reporting requirements of the Exchange Act will significantly increase your costs and expenses.  Please disclose an estimate of such costs and expenses.

Response:

We will revise the risk factor to include the following disclosure: “We estimate that we may incur approximately $260,000 in costs during the fiscal year ending March 31, 2017 and approximately $384,000 in the fiscal year ending March 31, 2018 in connection with becoming a public company.”

Our significant stockholders exercise significant influence, page 6

9.          Please disclose here the percentage of shares Mr. Sharma and Mr. Mandloi will own if they sell all of their offered shares in this offering.  Please also disclose here that Mr. Sharma and Mr. Mandloi serve as your sole directors and executive officers.

Response:

We will revise the risk factor to read as follows: “Immediately prior to this offering, our sole directors, Deepak Sharma and Sachin Mandloi beneficially owned 93% of the issued and outstanding shares of our common stock. If the selling stockholders sell all of the shares offered by this prospectus, Mr. Sharma and Mr. Mandloi will beneficially own 79% of the issued and outstanding shares of our common stock. By virtue of such holdings, they have the ability to exercise significant influence over our company and our affairs and business, including the election of directors, amendments to our charter and bylaws, the approval of a merger or sale of substantially all our assets and the approval of most other actions requiring the approval of our stockholders. The interests of these stockholders may be different from or conflict with the interests of our other stockholders and their influence may result in the delay or prevention of a change of management or control of our company.”

Risks Related to Our Industry, page 8

If we are unable to maintain existing, or establish new arrangements, page 10

10.          We note your disclosure that “many of your agreements are short-term contracts.”  Please disclose the terms of such contracts so that investors understand what you by mean by “short-term.”

Response: We will revise this risk factor to clarify that many of our agreements with our travel suppliers are short-term contracts that require periodic renewal on a quarterly or yearly basis.

Risks Related to Our Common Stock, page 10

We will require additional financing, page 10

11.          Please expand this risk factor to address the risks associated with your convertible notes, most of which become due in the next few years and have interest payable at maturity.  In this regard, we note that for many of such notes, you are required to repay the principal as well as the accrued interest if you do not have an underwritten public offering of your common stock in connection with a listing on a national securities exchange prior to the maturity dates of your notes.

Response:

We will revise this risk factor to read as follows: “We will require additional financing to sustain our business, which may not be available on favorable terms, if at all. We estimate that we will require approximately $1,700,000 and $5,800,000 in the next 12 and 24 months respectively, to continue and grow our business. We may seek additional funding through a combination of equity offerings, debt financings or other third-party funding and other collaborations, strategic alliances and licensing arrangements to fully implement our business plan. For instance, we recently issued convertible notes, which may convert into shares of our common stock in the future.  If we raise additional funds through the issuance of equity or convertible debt securities, our stockholders may experience significant dilution. In addition, these new securities may contain certain rights, preferences or privileges that are senior to those of the shares of our common stock, which may decrease the value of your investment in our common stock. Further, if we do not complete an underwritten public offering on a national securities exchange when these convertible notes mature in 2019, we will be obligated to repay the principal amounts of these loans together with accrued interest, which could have a material adverse effect on our business, financial condition and results of operations. If we cannot obtain additional financing, we will not be able to achieve the sales growth that we need to cover our costs, and our results of operations would be negatively affected.”

Market for Our Common Stock, page 14

12.          Please revise to include the disclosure required by Item 201(a)(2)(ii) of Regulation S-K.

Response:

We will revise the “Market for Our Common Stock” section of the prospectus to include the following disclosure required by Item 201(a)(2)(ii) of Regulation S-K. “At this time, our stockholders may not sell shares of our common stock pursuant to Rule 144 of the Securities Act. As a former shell company, resales pursuant to Rule 144 are not permitted (i) until at least 12 months have elapsed from April 18, 2016, the initial filing date of this prospectus, which reflected our status as a non-shell company and (ii) unless at the time of a proposed sale, we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and have filed all reports and other materials required to be filed by Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months, other than Form 8-K reports. As a result, any stockholders who receive shares in a transaction that is not registered under the Securities Act will need to hold their shares of our common stock for at least such 12-month period before they are eligible to sell those shares, and even after such 12-month period, sales may not be made under Rule 144 unless we and the selling stockholders are in compliance with other requirements of Rule 144.”

Selling Stockholders, page 16

13.          We note your disclose [sic] that Mr. Sharma is an affiliate of Arna Global LLC.  Please disclose here, if true, that Arna Global is wholly-owned by Mr. Sharma.

Response:

We will revise the “Selling Stockholders” section of the prospectus to indicate that Arna Global LLC is wholly-owned by Mr. Sharma.

Description of Securities, page 16

14.          We note your disclosure that your description of securities is qualified by reference to the laws of the state of Delaware.  You may not qualify the description of your capital stock by reference to the “laws of the state of Delaware” or other information not filed as an exhibit.  Please revise accordingly.

Response:

We will revise the “Description of Securities” section of the prospectus to delete the qualification by reference to the laws of the state of Delaware.

15.          Please disclose the forum selection clause of your bylaws here, and please address the impact such clause may have upon your shareholders.

Response:

We will revise the prospectus to add the following disclosure: “Our bylaws, to the fullest extent permitted by law, provide that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits the Company and its stockholders by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against us or our directors, officers and employees.”

Business, page 27

Our Services and Products, page 28

16.          Please describe the material terms of the agreements or the nature of the arrangements you have with airlines, hotels, bus companies, the railroad and the travel agents so that investors understand how [sic]earn revenues and the amount you charge or the commissions you make from the services you provide.

Response:

We will revise the “Business” section of the prospectus to include the following disclosure:

“Our Services and Products

Our internet-based platform at www.tripborn.com provides our participating travel agents, travel managers, arrangers and corporations with the ability to quickly search and book the services described below for their offline customers. Many of our arrangements with our suppliers are informal and provide our counterparties with the ability to terminate or suspend the arrangements with little or no notice. Our arrangements with our suppliers with respect to the terms of our sales targets, incentives, commissions and discounts often are subject to change at the discretion of our supplier and are negotiated periodically on a quarterly or yearly basis, if not more frequently. We also typically pay fees to our travel suppliers to directly connect into their booking systems on an initial and/or ongoing basis.

Air ticketing

Our travel agent customers can book domestic or international flights through our website. We have agreements with India’s three domestic low cost carriers. In addition, through our website we offer our travel agents access to international air tickets to destinations worldwide as an approved agent of the International Association of Travel Agents, or IATA, and through our aggregators, which have agreed to provide us with access to their airline ticket inventory.

Our platform at www.tripborn.com allows our customers to search for available tickets based on their customers’ requirements. Our platform quickly processes the available inventory of our aggregators and suppliers and displays the results, including availability, schedules and prices. The prices displayed include the commission that our customers will earn on the ticket sales.

We typically procure tickets from our suppliers and sell them to our travel agent customers. We earn revenue by charging a markup or adding fees to the ticket price and by charging booking fees, service charges and/or payment gateway charges for using our website. We also receive revenue from our suppliers by earning incentives and/or commissions based on the volume of tickets we purchase from our suppliers. We may pre-purchase blocks of air tickets from our suppliers and hold them to resell within specified time periods. If we are not able to sell these pre-purchased tickets, we recognize a loss. We also may pay in advance for air tickets to receive a discount on purchases from our suppliers. These advance payments are credited toward future air ticket sales.

Hotel reservations

We offer access to reservations with 400,000 hotels across the world, including hotels in India through aggregators who we have directly connected into our booking system. Our platform allows our travel agent customers to meet their customers’ needs by searching for hotel availability by location and sorting search results by star ratings and price. Our search results include photos and descriptions of the hotels’ amenities. We arrange for hotel bookings for our travel agent customers by securing the booking at base rates and earn revenue by including a markup or fees on the rates billed to our travel agent customers and by charging booking fees, service charges and/or payment gateway charges for using our website. We also may earn incentives and/or commissions from our suppliers for completing bookings. In some cases, our employees may arrange for hotel bookings directly with individual hotels. In addition, we may pre-purchase blocks of reservations from our suppliers and hold them to resell within specified time periods. If we are not able to sell these reservations, we recognize a loss.

Bus ticketing

Our travel agent customers can book bus tickets on our website through an aggregator that is directly connected into our booking system. Our platform consolidates ticketing for largely unorganized regional bus services for the benefit of our travel agents and their customers. As a value added service, our platform allows travel agents to select specific seats by gender, which is of interest to their Indian customers.  We may also procure bus tickets offline from individual bus operators for our travel agent customers. We procure bus tickets for our travel agent customers at base rates and earn revenue by including a markup or fees on the tickets. We also earn incentives and commissions from our supplier for completing bookings.

Rail ticketing

We are a B2B Principal Agent of the Indian Railway Catering and Tourism Corporation, or IRCTC, which is a government entity that allows us to offer reservations through Indian Railways’ passenger reservation system on our webpage. Indian Railways is India’s state-owned railway, which owns and operates most of India’s rail transportation. We have integrated our system with IRCTC’s to provide a seamless booking process for our travel agents. According to the 2014-15 annual report of the Ministry of Railways, Indian Railways carries approximately 23 million passengers daily. Rail travel is the primary mode of transportation for Indians, particularly in rural areas.

As a Principal Agent, we enroll our travel agent customers to book rail tickets for their customers through our platform. We earn revenue by collecting enrollment fees from our travel agent customers, by collecting service charges on each seat booked and by collecting payment gateway charges on the amount of the transaction. The IRCTC determines ticket prices and the maximum amount of the service charge (currently, between approximately $0.30 and $0.60 per ticket). We also may charge our travel agent customers a fee based on the percentage of the transaction value for payment gateway charges (currently, up to two percent).

Our agreement with IRCTC provides for a one-year term that expires in October 2016. IRCTC may terminate or temporarily suspend the agreement without prior notice.

Visa processing

Through third parties, we can arrange for visa processing as an ancillary service for the customers of our travel agents. We pay our suppliers for the service and collect fees from our travel agent customers.

Vacation packages

Our travel agent partners can search our platform for available vacation packages or submit inquiries regarding their customers’ preferences to be fulfilled by us and/or our third-party suppliers. Our call center also is available to our customers to facilitate these requests. We arrange for vacation package bookings for our travel agent customers by securing the booking at base rates and earn revenue by including a markup or fees on the rates billed to our travel agent customers and by charging booking fees, service charges and/or payment gateway charges for using our website. We also may earn incentives and/or commissions from our suppliers for completing bookings. In addition, we may create packages based on our travel agent customers’ specifications by purchasing the components of the package from our suppliers as necessary.

Pre- and post-paid services and utilities

As a value-added service, our travel agents may use our internet platform to pay make pre- and post-paid mobile payments and payments for television service and data cards on behalf of their customers. We pay our suppliers for the services and earn a commission as a percentage of the price of the services. We also pass a service charge on to our travel agent customers.

White label solution

Through our internet platform, we provide white label travel solutions that allow our travel agents to use their own branded platform for customer use. Agents that take advantage of this service of ours may offer tickets and reservations through their own branded website powered by our platform and can issue tickets that include their own logos.

Distribution

Our travel agent customers search and book travel services and products for their clients through our internet-based platform at www.tripborn.com. Our sales and marketing team enrolls the new agents and distributors. We train these agents to use our systems and processes. The travel agents can enroll with us to access some or all of the booking services available on our platform. For example, some agents may choose only to access rail ticketing, while others may choose to access our entire offering of services. We do not have formal arrangements with our travel agent customers, but we evaluate each travel agent customer prior to enrolling them into our system to assess their credit-worthiness and negotiate payment terms. We require our travel agent customers to provide payment for services booked through us from within 24 hours to as many as seven to ten days. We also charge our travel agent customers a one-time enrollment fee.

We engineered our internet-based platform using multiple systems platforms with an emphasis on scalability, performance and reliability to ensure our platform is always available for our customers. We primarily host our systems infrastructure and web and database servers of our operations in the United Kingdom through IBM, which provides network connectivity, networking infrastructure, uninterruptable power supply and 24-hour monitoring and engineering support typical of hosted data centers. All data center facilities have a continuous power supply system, generators, redundant servers and multiple back-up systems. Although we take steps to mitigate the effects of any loss or reduction in service at one of our hosting facilities, if a hosting facility were inaccessible or otherwise experienced a disruption in service for any reason, we could experience a disruption to our services, loss of transactions and revenue and consumer complaints.

We also maintain a call center to provide customer support and troubleshooting solutions.”

Management, page 32

Directors and Executive Officers, page 32

17.          We note that your directors and officers have founded and serve as executive officers for software development companies and that you purchased your software from them.  Please disclose the potential conflict of interests of your executive officers and directors, as it seems that they could provide similar software services to other companies in your industry.  Alternatively, please tell us why you believe such disclosure is not necessary.

Response:

We will revise the “Management” section of the prospectus to include the following disclosure: “We are not party to any employment agreements or other agreements with Messrs. Sharma and Mandloi that prevent them from providing similar services to other companies in our industry, which could potentially give rise to a conflict of interest if they chose to offer their services to a competitor. However, under Delaware law, as directors, Mr. Sharma and Mr. Mandloi owe a duty of loyalty to our stockholders, which places limits on their ability to enter into transactions that conflict with the interests of our stockholders. In the event that Mr. Sharma or Mr. Mandloi left the Company, they would not be prevented from participating in a venture or business that competes with us.”

Executive and Director Compensation, page 33

18.          Please revise to disclose the compensation for your directors and named executive officers for the fiscal year ended March 31, 2016.

Response:

We will revise the disclosure to indicate that we did not award or pay, and our named executive officers and directors did not otherwise earn, any compensation for the fiscal year ended March 31, 2016.

Financial Statements, page F-1

19.          Please tell us how you accounted for the change in control transaction with Arna Global LLC on December 8, 2015, including the accounting guidance you relied on in your treatment.

Response:

We will revise the financial statements included in the prospectus to account for the change in control transaction with Arna Global LLC using the acquisition method of accounting pursuant to ASC 805-10. Pursuant to ASC 805-10-25-4, since Arna obtained control of 93% of the outstanding shares of common stock of PinstripesNYC, Inc. in connection with the Stock Purchase Agreement among PinstripesNYC, Inc, Arna, and Maxim Kelyfos, LLC dated December 8, 2015, they are the acquirer pursuant to ASC 805-10-25-4. In using the acquisition method, we also considered the guidance under ASC 805-10-25-14 in light of the following: (1) no identifiable assets were acquired, (2) no liabilities were assumed, (3) no goodwill was recognized and (4) no gains were recognized from a bargain purchase.

20.          The transaction on December 14, 2015 between Sunalpha Green Technologies Private Limited (Sunalpha), an operating company, and PinstripesNYC, Inc. (Pinstripes), a non-operating shell company, appears to represent a reverse recapitalization rather than a business combination since the shell company is not a business pursuant to Rule 11-01(d) of Regulation S-X.  Therefore, no goodwill or intangible assets should be recognized as a result of the transaction.  Also in this regard, it appears that Sunalpha is the predecessor to the company and therefore the financial statements presented should be those of Sunalpha for all periods presented.  Please tell us how your current treatment complies with the above or revise your presentation accordingly.

Response:

We agree with the staff’s characterization of the transaction on December 14, 2015 between Sunalpha and Pinstripes as a reverse capitalization. We will revise the financial statements included in the prospectus accordingly. In addition, we will revise the financial statements included in the prospectus to reflect that Sunalpha is the predecessor to Pinstripes, which now is known as TripBorn.

TripBorn, Inc. Consolidated Financial Statements for the Three and Nine Months ended December 31, 2015, page F-20

Note 2:  Summary of Significant Accounting Policies, page F-23

21.          We note that you recognize revenue on a gross basis for air ticketing, hotels and vacation packages, and other revenue.  Please tell us how you considered the guidance in ASC 605-45-45 in determining your accounting for each category of revenue streams.

Response:

Upon further review of ASC 605-45-45 and our underlying contracts and arrangements, we record revenue on a gross or net basis depending on the underlying relationship with our suppliers for particular transactions:

Air ticketing. We record revenue on a gross basis in consideration of ASC 605-45-45 when the transactions have the following attributes:

•	We have inventory risk under ASC 605-45-45-5 for the tickets when we pre-purchase blocks of tickets for resale prior to our travel agent customers making a request;

•	We have latitude in establishing the fees we charge to our travel agent customers under ASC 605-45-45-8;

•	We have discretion in selecting the supplier for ticket sales from among our airline suppliers and ticket aggregators under ASC 605-45-45-10; and

•	We have credit risk under ASC 605-45-45-13 because our travel agent customers have 24 hours to as many as seven to ten days within which to pay us for the tickets we purchased from our suppliers. Therefore, we assume the risk that our travel agent customers will fail to pay us for the tickets we purchase on their behalf.

We record revenue on a net basis in consideration of ASC 605-45-45 when:

•	Our supplier is the primary obligor under ASC 605-45-45-16; and

•	The amount we are able to earn on tickets is fixed under ASC 605-45-45-17.

Hotels. We record revenue on a gross basis in consideration of ASC 605-45-45 when the transactions have the following attributes:

•	We have inventory risk under ASC 605-45-45-5 for the reservations when we reserve rooms directly from suppliers prior to our travel agent customers making a request;

•	We have latitude in establishing the fees we charge to our travel agent customers under ASC 605-45-45-8;

•	We have discretion in selecting the supplier for hotel reservations from individual hotels and ticket aggregators under ASC 605-45-45-10; and

•	We have credit risk under ASC 605-45-45-13 because our travel agent customers have 24 hours to as many as seven to ten days within which to pay us for the reservations we purchased from our suppliers. Therefore, we assume the risk that our travel agent customers will fail to pay us for the reservations we purchase on their behalf.

We record revenue on a net basis in consideration of ASC 605-45-45 when:

•	Our supplier is the primary obligor under ASC 605-45-45-16; and

•	The amount we are able to earn on reservations is fixed under ASC 605-45-45-17.

Vacation Packages. We record revenue on a gross basis in consideration of ASC 605-45-45 when the transactions have the following attributes:

•	We are the primary obligor under ASC 605-45-45-4 for vacation packages as we are responsible for fulfilling the travel services and products included in the vacation packages purchased by our travel agent customers;

•	We have inventory risk under ASC 605-45-45-5 for the components of travel packages that we have pre-purchased or when we pre-purchase vacation packages directly from suppliers prior to our travel agent customers making a request;

•	We have latitude in establishing the fees we charge to our travel agent customers under ASC 605-45-45-8;

•	We have discretion in selecting the supplier for components of vacation packages that we design or in selecting the supplier of the vacation package under ASC 605-45-45-10;

•	We are involved in the determination of product and service specifications under ASC 605-45-11 when we select components of the vacation packages that we design for our travel agent customers; and

•	We have credit risk under ASC 605-45-45-13 because our travel agent customers have 24 hours to as many as seven to ten days within which to pay us for the vacation packages, or the components thereof that we purchased from our suppliers. Therefore, we assume the risk that our travel agent customers will fail to pay us for the vacation packages that we design or purchase on their behalf.

We recognize revenue from rail ticketing, bus ticketing and other revenue on a net basis under ASC 605-45-45 because our suppliers are the primary obligors under ASC 605-45-45-16, and our suppliers have inventory risk under ASC 605-45-45-18.

Note 6:  Intangible Assets, page F-27

22.          Please tell us your accounting basis for recognizing the $956,000 software license as an intangible asset.  Include in your response how you determined the value recorded, including your consideration of SAB Topic 5.G.

Response:

As described in our response to the staff’s comment number 5 above, Arna assigned its ownership rights in the Travelcord software to TripBorn pursuant to a Software Agreement dated December 16, 2015. Pursuant to this Software Agreement, Arna also assigned to TripBorn its right to license theTravelcord software to Sunalpha under the Software Licensing Agreement dated April 15, 2015. We utilized ASC 350-40 Intangibles – Goodwill and Other, Internal Use Software in our accounting for the software license as an intangible asset because the software itself was also assigned to TripBorn. We considered the impacts of SAB Topic 5.G Transfers of Nonmonetary Assets by Promoters or Shareholders, which addresses the accounting treatment for transactions involving the acquisition of nonmonetary assets or services on issuance of capital stock of an enterprise. In particular, SAB Topic 5G deals with transfers just prior to or contemporaneous with an initial public offering. We believe that it does not apply because the transaction occurred in December 2015 and the transaction did not involve an exchange of capital stock as a convertible note was the form of security.

Note 11:  Subsequent Events, page F-28

23.          We note that you entered into an agreement with Arna Global LLC on February 29, 2016 where Arna assigned the rights to the developed software to Sunalpha.  Please clarify the substance of this agreement and tell us your basis for accounting for the agreement as an intangible asset as it appears that Sunalpha already owned the rights to this software as a result of its purchase on December 31, 2015.

Response:

To clarify, the Software Agreement between the Company and Arna was effective as of December 16, 2015. We mistakenly referred to February 29, 2016 as the date of this agreement. In addition, the date of the letter agreement between Sunalpha and the Company regarding the software license also was December 16, 2015. We will revise the prospectus, including the notes to the consolidated financial statements, to reflect the correct date of these agreements and will refile them as exhibits.

As described in our response to the staff’s comment number 5, Arna assigned its ownership rights in Travelcord under the Software Development Agreement to us pursuant to a Software Agreement dated December 16, 2015 (the “Software Agreement”). We did not obtain the ownership rights to Travelcord through our acquisition of Sunalpha on December 14, 2015. At the time of the December 14, 2015 acquisition, Sunalpha had the right to use Travelcord under a Software Licensing Agreement with Arna, dated April 1, 2015. Following the December 14, 2015 acquisition, Arna retained ownership rights to Travelcord and continued to license Travelcord to Sunalpha to use. The December 16, 2015 Software Agreement between the Company and Arna transferred the ownership and development rights to us in exchange for a fee of $956,000, which we paid to Arna in the form of a convertible promissory note, the terms of which are disclosed in the prospectus. Under the Software Agreement, Arna also transferred its right to license the software to Sunalpha under the Software Licensing Agreement to us. Under a related letter agreement dated December 16, 2015, we agreed to license Travelcord to our operating subsidiary, Sunalpha as licensor pursuant to the terms of the Software Licensing Agreement. Sunalpha has agreed to pay to us, instead of Arna, a one-time implementation and customization user fee of $956,000 and a fee of $215,000 for each five-year term under the Software Licensing Agreement.

Based on the transactions described above, we recognize the Travelcord software as an intangible asset at historical cost pursuant to ASC 350-40 Intangibles – Goodwill and Other, Internal Use Software.

*   *   *

Please do not hesitate to contact us if you have any question regarding the foregoing responses, or if you have additional questions. Please direct your questions to our counsel, Alex R. McClean at (585) 231-1248.

Thank you for your time and cooperation.

Very truly yours,
/s/ Deepak Sharma
Deepak Sharma
President and Chief Executive Officer

cc:
Richard J. Shaw (LogiCore Strategies, LLC)
Alex R. McClean (Harter Secrest & Emery LLP)
P.K. Ram (Ram Associates)